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ROBERT COLESCOTT

This is our third offering featuring the great American painter Robert Colescott. See three reasons we like this investment below.

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1

Colescott's Auction Record

$15.3 MILLION TOP PRICE

In 2021, Colescott's painting George Washington Carver Crossing the Delaware: Page from an American History Textbook sold for $15.3 million at Sotheby's, breaking his existing record of $750k.



2

Historical Price Appreciation

CONSISTENT GROWTH ON SIMILAR WORKS

Each painting is unique, but a similar work to our painting has seen consistent appreciation across multiple sales since 1996. Overall, similar works have appreciated at a rate of 11.7% from 1996 to 2024.



$500,000
$400,000
$300,000
$200,000
$100,000
$0
$19.2k
$150k
$486k
1996
2018
2021

3

Immense Prestige

MET, MOMA, GEORGE LUCAS + MORE

Colescott's work has been collected by major institutions including the Met, the MoMA, LACMA, and others.

His $15.3 million auction record was the result of a sale to George Lucas, who is planning to display the work in his Museum of Narrative Art.


Lucas Museum Acquires Record-Shattering $15.3 M. Robert Colescott Painting
ANGELICA VILLA AND MARION MANEKER
May 12, 2021 8:42PM EDT

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View offering circular below for full list of similar sales

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Record work by Robert Colescott 'George Washington Carver Crossing the Delaware: Page from an American History Textbook' not included in set of similar sales to live offering. Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Museum and celebrities referenced are not investors in Masterworks offerings. Their affiliation with artists is not an endorsement of Masterworks. Use of names and brands is for identification purposes only.

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